UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PaineWebber Federal Government Trust GNMA Series 1

3.	Securities and Exchange Commission File No.: 811-03508

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1000 Harbor Boulevard

Weehawken, New Jersey 07086

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Noah Schambelan

1000 Harbor Boulevard

Weehawken, New Jersey 07086

ph. 201-352-4660

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

PaineWebber Federal Government Trust GNMA Series 1

1000 Harbor Boulevard

Weehawken, New Jersey 07086

8.	Classification of fund (check only one):

☐	Management company;

☒	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

N/A

☐	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

N/A

12.	Provide the name and address of each principal underwriter of the fund, even if the fund’s contracts with those underwriters have been terminated:

UBS Financial Services Inc.

1000 Harbor Boulevard

Weehawken, New Jersey 07086

Nothing has been underwritten in the past 5 years.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

UBS Financial Services Inc.

1000 Harbor Boulevard

Weehawken, New Jersey 07086

(b)	Trustee’s name(s) and address(es):

The registrant cannot locate records with this information.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain:

The registrant cannot locate records with this information though we believe that, based on general practice, this UIT did not have a board of directors.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The registrant cannot locate records with this information though we believe that, based on general practice, the decision to liquidate would have been made by the Sponsor, UBS Financial Services Inc.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

With respect to Question 16 and its sub-parts, the registrant cannot locate records with this information. It appears, based on review of NSAR-Us filed with the Commission, that the last distributions were made sometime prior to January 1, 1997.

☐	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

N/A

Has the fund issued senior securities?

☐	Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

With respect to Question 18 and its sub-parts, the registrant cannot locate records with this information. It appears, based on review of NSAR-Us filed with the Commission, that the last distributions were made sometime prior to January 1, 1997.

☐	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

The registrant cannot locate records with this information though we believe that, based on general practice, all shareholders would have received distributions of their interests when the UIT liquidated.

☐	Yes ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed.

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

With respect to Question 22 and its sub-parts, the registrant cannot locate records with this information.

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

N/A

26. (a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of PaineWebber Federal Government Trust GNMA Series 1, (ii) he is the Executive Director, Head of Exchange Traded Products of PaineWebber Federal Government Trust GNMA Series 1 and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/	Gregory Trinks

Gregory Trinks
Executive Director,
Head of Exchange Traded Products
April 10, 2017